SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: April 12, 2024

List of Materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from March 1, 2024 to March 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 12, 2024

[This is a translation of the Share Buyback Report for the period from March 1, 2024 to March 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 12, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of March 31, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) March 1 March 4 March 5 March 6 March 7 March 8 March 11 March 12 March 13 March 14 March 15 March 18 March 19 March 21 March 22	466,600 429,400 334,000 378,700 299,700 446,800 390,000 349,100 286,000 266,600 259,700 325,900 315,800 448,600 277,800

6,140,270,500

5,615,970,000

4,335,080,500

4,903,217,500

3,878,247,500

5,760,074,500

4,965,558,500

4,465,426,500

3,723,738,000

3,475,263,500

3,389,803,000

4,339,153,000

4,214,191,000

6,063,160,000

3,740,424,000

Total	—	5,274,700	69,009,578,000
Total number of shares repurchased as of the end of the reporting month	14,869,300		192,531,662,000
Progress of the repurchase (%)	59.48		96.27

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

1

2.	Status of Disposition

(as of March 31, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) March 1 March 4 March 5 March 6 March 13 March 14 March 15 March 18 March 21 March 22	1,700 5,400 8,800 4,200 69,100 4,300 200 2,000 7,800 2,700	17,260,848 54,828,576 89,350,272 42,644,448 701,602,704 43,659,792 2,030,688 20,306,880 79,196,832 27,414,288
Total	—	106,200	1,078,295,328
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) March 8 March 19	20 20	203,069 203,069
Total	—	40	406,138
Total amount	106,240		1,078,701,466

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of March 31, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,231,889
Number of treasury stock	39,783,003

2